P.E. 1/1/02



1061894
1-14830

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: January 2002 Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

Date: January 25, 2002 By: /s/ FRANÇOIS D. RAMSAY

Name: François D. Ramsay

Title: Vice-President, General Counsel and Corporate Secretary

EXHIBITS

EXHIBIT 1


VÊTEMENTS DE SPORT
GILDAN
ACTIVEWEAR

Quarterly Report

1

For the first quarter ended
December 31, 2000

MESSAGE TO SHAREHOLDERS

Gildan Activewear announced record results for its first quarter ended December 31, 2000. The Company also announced that its Board of Directors had approved a 2-for-1 stock split, in the form of a stock dividend.

First Quarter Earnings

For the first quarter of fiscal 2001, Gildan reported sales of $86.1 million, up 25.3% from $68.7 million in the first quarter of last year.

Exclusive of a non-recurring charge of $3.0 million pre-tax, related to the closure of the Company's Miami distribution center and the cost of relocating to a new state-of-the-art facility in Eden, North Carolina, EBITDA for the first quarter was $14.4 million, or 16.7% of sales. In the first quarter of last year, EBITDA was $10.3 million, or 15% of sales. The 39.8% increase in EBITDA was due to the significantly higher sales. The higher EBITDA percentage of sales ratio was attributable to further leverage of the Company's SG&A infrastructure, with SG&A as a percentage of sales declining to 12.5% for the quarter, compared with 14.2% last year. Gross margins were maintained at essentially the same level as last year, at 29.2% versus 29.1%.

Before the non-recurring charge, net earnings increased by 40.0% to $7.7 million in the first quarter of fiscal 2001, up from $5.5 million in the first quarter of last year. Fully diluted EPS, on the same basis, increased by 39.5% to $0.53 per share, versus $0.38 per share last year. Using the treasury stock method now required to calculate diluted EPS under Canadian GAAP, there was an average of 14.6 million shares outstanding on a fully diluted basis during the first quarter of fiscal 2001, compared to 14.4 million on this basis in the first quarter of last year.

In U.S. dollars, net earnings for the first quarter, before the non-recurring charge, were U.S. $5.1 million, or U.S.$0.35 per diluted share, compared with U.S.$3.7 million, or U.S. $0.26 per diluted share last year.

All sales, earnings, and earnings per share results were records for the first quarter of a fiscal year. The first quarter is traditionally the lowest quarter of the fiscal year in the annual sales and earnings pattern for Gildan's industry.

Earnings Outlook

Management continues to be comfortable with analyst projections for the full year, which call for EPS for fiscal 2001 in the range of $4.85 - $5.00 before the non-recurring charge. Looking beyond the current fiscal year, management is also comfortable with preliminary analyst estimates for EPS in the $6.00 range in fiscal 2002, as the Company plans to achieve further increases in sales in all of its geographical markets. Also, in fiscal 2002 the Company anticipates that it will realize significant cost savings from bringing its new manufacturing and distribution facilities to full operational efficiency and from completing the implementation of its plans to configure its manufacturing capacity to take advantage of the duty relief afforded by recently introduced U.S. international trade legislation.

Cash Flow

During the first quarter of its fiscal year, the Company traditionally consumes cash in order to build up inventory for its peak selling season in the summer. In the first quarter of fiscal 2001, inventories increased by $50.0 million, in line with the company's business plan and internal projections. The higher inventories, together with capital expenditures of $23.2 million for the expansion of the Company's manufacturing and distribution capacity, as well as the purchase of the building which houses its Montreal knitting factory and corporate head office, were financed by seasonally lower accounts receivable, cash flow from operating earnings, higher accounts payable and use of the Company's cash balances. At the end of the first quarter, cash and cash equivalents were $0.5 million, compared with $33.5 million at the end of the 2000 fiscal year.

The entire amount of the Company's $100 million bank facility was unutilized and available at the quarter-end. In management's opinion, this facility, together with the Company's operating earnings, will be adequate to meet the Company's peak seasonal working capital requirements during the fiscal year and to finance the remainder of its fiscal 2001 capital expenditure program. For the full fiscal year, the Company's objective is to generate free cash flow.

Stock Split

Gildan also announced that the Company has declared a 2-for-1 stock split, applicable to all of its issued and outstanding Class A and Class B shares. This stock split, which is being effected in the form of a stock dividend, will be issued to holders of record as of February 22, 2001, subject to final regulatory approval. Gildan shares are expected to commence trading on a post-split basis on February 20, 2001.

On or about February 27, 2001, Gildan's registrar and transfer agent will mail new share certificates for the additional shares to all registered Gildan shareholders as at February 22, 2001. Currently issued share certificates should be retained by shareholders and not returned to Gildan or the registrar.

Board Appointment

The Board of Directors of Gildan Activewear is pleased to welcome Professor J. Robert S. Prichard, O.C. as a Director of the Company. Professor Prichard is Professor of Law and Public Policy and President Emeritus of the University of Toronto. He served as the University's thirteenth President from 1990 to 2000. During 2000 and 2001 he is a Visiting Professor at Harvard Law School.

Professor Prichard was appointed an Officer of the Order of Canada in 1994 and received the Order of Ontario in 2000. He is a Director or Trustee of various corporations and organizations, both nationally and internationally. His corporate directorships include the Bank of Montreal, George Westin Limited, Onex Corporation, Moore Corporation, Four Seasons Hotels Inc., and Biochem Pharma Inc.

Outlook

We are pleased that we have maintained our positive momentum and added yet another fiscal quarter to our unbroken track-record of delivering on our sales and earnings growth projections, which we have achieved in every quarter since becoming a public company.

Management expects to achieve the aggressive earnings growth estimates for fiscal 2001 published by industry analysts, even though this is a transitional year for Gildan, in which we are in the process of ramping up new capacity additions. The benefit of the Company's fiscal 2001 capital investment program, and the ensuing significant cost reductions, is anticipated to positively impact results for fiscal 2002 when our new North Carolina distribution center and greenfield manufacturing capacity additions are operating at full efficiency. In addition, we expect to continue to substantially expand our presence in the European market. We are excited about our potential to leverage our low-cost position to drive further sales and earnings growth both in fiscal 2001 and beyond.

Our results and positive outlook have translated into an increase of well over 500% in the value of Gildan's shares since our initial public offering in June of 1998. In light of this increase in share value, and our confidence in our future cost reduction and strategic business plans for Gildan, the Board has declared the 2-for-1 stock split. We expect that this stock split will make our shares more accessible to retail investors and consequently be beneficial to all of Gildan's shareholder base.

(signed)

H. Greg Chamandy
Chairman of the Board and Chief Executive Officer

As of January 31, 2001, there were 11,008,427 Class A subordinate shares and 3,047,000 Class B multiple voting shares issued and outstanding, along with 906,922 options outstanding.

Gildan Activewear Inc.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended	
	December 31, 2000 (unaudited)	January 2, 2000 (unaudited)
Sales	**$ 86,123**	**$ 68,730**
Cost of sales	60,945	48,709
Gross margin	**25,178**	**20,021**
Selling, general and administrative expenses	10,792	9,757
Non recurring charge (1)	2,996	-
EBITDA	**11,390**	**10,264**
Depreciation and amortization	3,375	2,126
Interest expense	2,724	2,041
Earnings before income taxes	**5,291**	**6,097**
Income taxes	531	592
Net earnings	**$ 4,760**	**$ 5,505**
Basic EPS before non recurring charge: (1)		
Canadian $	**$ 0.55**	**$ 0.40**
US $ (2)	**$ 0.36**	**$ 0.27**
Fully diluted EPS before non recurring charge: (1) (3)		
Canadian $	**$ 0.53**	**$ 0.38**
US $ (2)	**$ 0.35**	**$ 0.26**

(1) The non recurring charge in the first quarter is in respect to the closure and relocation of the Company's U.S. distribution centre. Earnings per share presented above exclude the non recurring charge on an after-tax basis. The following table presents earnings per share on net earnings for the current period which include the non recurring charge, net of tax:

Basic EPS:	
Canadian $	$ *0.34*
US $	$ *0.22*
Fully diluted EPS:	
Canadian $	$ *0.33*
US $	$ *0.22*

(2) The U.S. dollar earnings per share are based on the Canadian results converted at the average exchange rates for the respective periods on a Canadian GAAP basis.

(3) Prior year data for fully diluted earnings per share have been restated to reflect the adoption of the treasury stock method of calculation, in accordance with the change in Canadian GAAP.

(4) Certain prior year figures have been reclassified to conform with the basis of presentation adopted in the current year.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended	
	December 31, 2000 (unaudited)	January 2, 2000 (unaudited)
Cash and cash equivalents, beginning of period	**$ 33,492**	**$ -**
Cash flows from operating activities:		
Net earnings	4,760	5,505
Adjustments for:		
Depreciation and amortization	3,375	2,126
Future income taxes	(730)	(558)
Other	(1,047)	(197)
	6,358	6,876
Net changes in non-cash working capital balances:		
Accounts receivable	25,550	36,839
Inventories	(49,963)	(32,197)
Prepaid expenses and deposits	(1,129)	(1,472)
Accounts payable and accrued liabilities	6,820	(7,098)
Income taxes payable	689	746
	(11,675)	**3,694**
Cash flows from financing activities:		
Increase in revolving bank loan	-	5,527
Increase in other long-term debt	2,785	-
Repayment of capital leases	(1,184)	(1,210)
Repayment of other long-term debt	(523)	(496)
Net proceeds from the issuance of shares	430	-
Decrease (increase) in deferred charges	291	(1,204)
Other	-	(673)
	1,799	**1,944**
Cash flows from investing activities:		
Purchase of fixed assets	(27,475)	(5,638)
Decrease in other assets	4,313	-
	(23,162)	**(5,638)**
Cash and cash equivalents, end of period	**$ 454**	**$ -**

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

	December 31, 2000 (unaudited)	October 1, 2000 (audited)	January 2, 2000 (unaudited)
Current assets:			
Cash and cash equivalents	$ 454	$ 33,492	$ -
Accounts receivable	84,284	111,469	68,254
Inventories	171,678	121,715	131,226
Prepaid expenses and deposits	5,162	3,994	3,424
	261,578	270,670	202,904
Fixed assets	133,530	109,710	74,400
Other assets	9,172	13,928	12,058
Total assets	**$ 404,280**	**$ 394,308**	**$ 289,362**
Current liabilities:			
Accounts payable and accrued liabilities	$ 62,632	$ 58,867	$ 45,860
Income taxes payable	5,770	5,299	5,735
Current portion of long-term debt	7,313	7,313	6,994
	75,715	71,479	58,589
Long-term debt:			
Revolving bank loan	-	-	15,868
U.S. senior notes	105,017	104,993	-
Capital leases	9,733	10,917	14,929
Other secured debt	6,630	4,302	5,658
Unsecured debt	350	416	45,532
	121,730	120,628	81,987
Future income taxes	4,594	5,150	2,626
Shareholders' equity:			
Share capital	99,805	99,375	97,584
Contributed surplus	323	323	323
Retained earnings	102,113	97,353	48,253
	202,241	197,051	146,160
Total liabilities and shareholders' equity	**$ 404,280**	**$ 394,308**	**$ 289,362**

EXHIBIT 2


GILDAN
ACTIVEWEAR

PRESS RELEASE

Contacts: Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Grace Pollock
The InvestComm Group Inc.
Tel: (514) 284-2122
Email: gpollock@investcommgroup.com

Gildan Activewear Reports 40.6% Net Earnings Increase in Second Quarter Against Background of Unfavourable Market Conditions

Montreal, April 30th, 2001 – Gildan Activewear Inc. (NYSE: GIL; TSE: GIL.A) today announced net earnings and earnings per share which were records for the second quarter of a fiscal year, and which were slightly in excess of the company's original projections, due to higher than anticipated gross margins. At the same time, the company revised its earnings forecast for the second half of fiscal 2001, to reflect a slowdown in overall market demand.

Second Quarter Earnings

Net sales for the quarter ended April 1, 2001 were an all-time record of $151.8 million, 26.4% higher than the second quarter of fiscal 2000 and slightly higher than the peak third quarter in fiscal 2000. Unit sales for the second fiscal quarter were 4.7 million dozens, up 27.0% from 3.7 million dozens last year. In spite of the impact of unfavourable weather conditions on overall demand, Gildan essentially achieved its targeted sales growth projections due to further market penetration. In 100% cotton T-shirts, which accounted for 78% of Gildan's overall sales volume in the quarter, Gildan achieved the No. 1 position in both February and March, according to monthly A.C. Nielsen reports tracking activewear unit sales from U.S. wholesale distributors to screenprinters and other customers. Gildan also achieved further penetration in all of its new product categories. Product-mix was higher valued than last year due to a lower proportion of white T-shirts and a higher proportion of sport shirts and fleece.

Net earnings for the second quarter, at $18.7 million, were up 40.6% from $13.3 million last year. Diluted net earnings per share were $0.64, an increase of 39.1% versus $0.46 per share in the second quarter of last year. In U.S. dollars, net earnings for the second quarter were U.S. $12.3 million or U.S. $0.42 per share fully diluted, compared with U.S. $9.2 million or U.S. $0.32 per share in the second quarter of fiscal 2000. There were an average of 29.4 million fully diluted shares outstanding in the second quarter of fiscal 2001, compared with an average of 29.0 million shares outstanding in the second quarter of fiscal 2000. The number of shares outstanding for both years reflects the 2-for-1 stock split effected by the Company on February 22, 2001.

The increased net earnings, compared with last year, were due to the higher sales together with higher gross margins. Gross margins, at 28.9%, were up from 27.7% in the second quarter of last year, due to further manufacturing efficiencies and a higher percentage of in-house sewing, as the company continued to expand its sewing operations in both Mexico and Honduras. Margins were also impacted by the more favourable product-mix.

"We are pleased that we have added another quarter to our unbroken track record of achieving our earnings growth targets, which we have maintained in every fiscal quarter since becoming a public company in June 1998," said H. Greg Chamandy, Chairman and Chief Executive Officer of Gildan. "In spite of the unfavourable weather conditions which significantly impacted market demand in the second quarter, we realized over 25% sales growth and became the No. 1 supplier of 100% cotton T-shirts through the U.S. wholesale distributor channel. Excellent progress was also made in further establishing our brand in the sport shirt and sweatshirt categories, as well as in 50%/50% T-shirts. In addition, European sales doubled from the second quarter of fiscal 2000. We continued to reduce operating costs, which allowed us to pursue our strategy of flowing through cost savings into lower prices, while at the same time maintaining high margins and meeting our return on investment criteria."

Selling, general and administrative expenses decreased as a percentage of sales, to 10.2% compared with 10.7% in the second quarter of last year. EBITDA for the second quarter amounted to $28.4 million, up 38.5% from $20.5 million in the second quarter of last year. EBITDA as a percentage of sales was 18.7%, compared with 17.1% in the second quarter of fiscal 2000.

Six Months Earnings

For the first six months of fiscal 2001, sales increased by 26.0% to $237.9 million versus $188.8 million last year. EBITDA for the year-to-date, before a non-recurring charge reflected in the first quarter of fiscal 2001 for the closure and relocation of its U.S. distribution center, was $42.8 million or 18.0% of sales compared with $30.8 million or 16.3% of sales last year. The year-over-year increase in EBITDA is 39.0%. Net earnings for the first six months, before the one-time charge, were $26.4 million, or $0.94 per share, compared with $18.8 million, or $0.68 per share, in the first six months of fiscal 2000. Net earnings increased by 40.4% over last year, while earnings per share were up by 38.2%.

Earnings Outlook

Due to the continuation of the unfavourable weather conditions into the third quarter, combined with concerns of an overall economic slowdown, management has reduced its projections for market demand for the second half of fiscal 2001. Consequently, the company now expects diluted net earnings per share in the range of $2.25 - $2.35 for the full fiscal year, before reflecting the first quarter non-recurring charge.

Mr. Chamandy stated, "We are focused on minimizing the impact of the reduced industry-wide demand on our sales and earnings performance for the second half of the year. We plan to continue to expand our presence in all of our product lines and to selectively add to our Gildan distributor network, while continuing to achieve cost reductions and reinforce our position as low-cost producer. In addition, we are progressing well with our capital expenditure program which we announced on December 7, 2000. This program will allow us to maintain our sales growth in fiscal 2002, as well as achieve further significant manufacturing cost reductions, including the elimination of duties which we are currently absorbing in our cost structure on products assembled in Honduras."

Cash Flow

During the second quarter, receivables increased by $45.2 million, in line with the higher sales, and inventories increased by $14.0 million as the company continued to build inventory to meet peak seasonal demand. Management believes that inventories are at an appropriate level in relation to currently projected demand.

The requirements for seasonal build-up in working capital, together with $5.0 million of capital expenditures, were financed by $24.6 million of cash from operating earnings and by utilization of the company's revolving bank facilities. Bank debt at April 1, 2001 stood at $28.1 million. The company expects that its operating earnings and available bank lines will be sufficient to finance peak seasonal working capital requirements in the third quarter, as well as the remainder of its fiscal 2001 capital expenditure program. The company expects that, consistent with its normal seasonal pattern, it will generate significant free cash flow in the fourth quarter of the fiscal year, and be in a positive cash position by the fiscal year-end.

As of April 30, 2001, there were 22,095,460 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding, along with 1,987,644 options outstanding.

Conference Call

A webcast of the Company's conference call (10 a.m. EST, May 1, 2001) will be available online at www.Q1234.com.

Gildan Activewear is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar golf shirts and premium quality sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

- 30 -

Gildan Activewear Inc.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended		Six months ended	
	April 1, 2001 (unaudited)	April 2, 2000 (unaudited)	April 1, 2001 (unaudited)	April 2, 2000 (unaudited)
Sales	**$ 151,775**	**$ 120,087**	**$ 237,898**	**$ 188,817**
Cost of sales	107,884	86,774	168,829	135,483
Gross margin	**43,891**	**33,313**	**69,069**	**53,334**
Selling, general and administrative expenses	15,503	12,813	26,295	22,570
Non-recurring charge (1)	-	-	2,996	-
EBITDA	**28,388**	**20,500**	**39,778**	**30,764**
Depreciation and amortization	4,183	2,327	7,558	4,453
Interest expense	3,410	3,248	6,134	5,289
Earnings before income taxes	**20,795**	**14,925**	**26,086**	**21,022**
Income taxes	2,084	1,613	2,615	2,205
Net earnings	**$ 18,711**	**$ 13,312**	**$ 23,471**	**$ 18,817**
Basic EPS before non-recurring charge: (1) (2)				
Canadian $	**$ 0.66**	**$ 0.48**	**$ 0.94**	**$ 0.68**
US $ (4)	**$ 0.44**	**$ 0.33**	**$ 0.62**	**$ 0.47**
Fully diluted EPS before non-recurring charge: (1) (2) (3)				
Canadian $	**$ 0.64**	**$ 0.46**	**$ 0.90**	**$ 0.65**
US $ (4)	**$ 0.42**	**$ 0.32**	**$ 0.59**	**$ 0.45**

(1) The non-recurring charge was in respect of the closure and relocation of the Company's U.S. distribution centre in the first quarter. Earnings per share for the six months ended April 1, 2001 exclude the non-recurring charge on an after-tax basis. The following table presents earnings per share on net earnings for the six months ended April 1, 2001 which include the non-recurring charge, net of tax:

Basic EPS:		
Canadian $	*$ 0.84*	*$ 0.68*
US $	*$ 0.55*	*$ 0.47*
Fully diluted EPS:		
Canadian $	*$ 0.80*	*$ 0.65*
US $	*$ 0.53*	*$ 0.45*

(2) Earnings per share for the prior year have been restated to reflect the February 22, 2001 2-for-1 stock split.

(3) Prior year data for fully diluted earnings per share have been restated to reflect the adoption of the treasury stock method of calculation, in accordance with the change in Canadian GAAP.

(4) The U.S. dollar earnings per share are based on the Canadian results converted at the average exchange rates for the respective periods on a Canadian GAAP basis.

(5) Certain prior year figures have been reclassified to conform with the basis of presentation adopted in the current year.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended		*Six months ended*	
	April 1, 2001	April 2, 2000	April 1, 2001	April 2, 2000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	**$ 454**	**$ -**	**$ 33,492**	**$ -**
Cash flows from operating activities:				
Net earnings	18,711	13,312	23,471	18,817
Adjustments for:				
Depreciation and amortization	4,183	2,326	7,558	4,452
Future income taxes	(170)	516	(900)	(42)
Loss (gain) on disposal of fixed assets	23	(23)	16	(23)
Other	1,849	718	809	521
	24,596	16,849	30,954	23,725
Net changes in non-cash working capital balances:				
Accounts receivable	(45,169)	(30,254)	(19,619)	6,585
Inventories	(14,014)	1,147	(63,977)	(31,050)
Prepaid expenses and deposits	290	775	(839)	(697)
Accounts payable and accrued liabilities	10,362	7,059	17,182	(39)
Income taxes payable	1,910	(1,055)	2,599	(309)
	(22,025)	**(5,479)**	**(33,700)**	**(1,785)**
Cash flows from financing activities:				
Increase in revolving bank loan	28,100	15,793	28,100	21,320
Repayment of capital leases	(1,416)	(1,130)	(2,600)	(2,340)
(Repayment of) increase in other long-term debt	(577)	(484)	1,685	(980)
Net proceeds from the issuance of shares	557	-	987	-
Decrease (increase) in deferred charges	-	298	271	(906)
Other	(20)	673	-	-
	26,644	**15,150**	**28,443**	**17,094**
Cash flows from investing activities:				
Purchase of fixed assets	(4,975)	(9,941)	(32,450)	(15,579)
(Increase) decrease in other assets	(98)	270	4,215	270
	(5,073)	**(9,671)**	**(28,235)**	**(15,309)**
Cash and cash equivalents, end of period	**$ -**	**$ -**	**$ -**	**$ -**

Gildan Activewear Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	April 1, 2001 (unaudited)	October 1, 2000 (audited)	April 2, 2000 (unaudited)
Current assets:			
Cash and cash equivalents	$ -	$ 33,492	$ -
Accounts receivable	130,504	111,469	98,959
Inventories	185,692	121,715	130,078
Prepaid expenses and deposits	4,877	3,994	2,665
	321,073	270,670	231,702
Fixed assets	136,663	109,710	82,893
Other assets	9,617	13,928	10,513
Total assets	**$ 467,353**	**$ 394,308**	**$ 325,108**
Current liabilities:			
Accounts payable and accrued liabilities	$ 77,433	$ 58,867	$ 54,652
Income taxes payable	7,567	5,299	4,509
Current portion of long-term debt	7,089	7,313	7,122
	92,089	71,479	66,283
Long-term debt:			
Revolving bank loan	28,100	-	31,661
U.S. senior notes	106,113	104,993	-
Capital leases	8,441	10,917	13,703
Other secured debt	6,203	4,302	5,191
Unsecured debt	300	416	45,482
	149,157	120,628	96,037
Future income taxes	4,598	5,150	3,316
Shareholders' equity:			
Share capital	100,362	99,375	97,584
Contributed surplus	323	323	323
Retained earnings	120,824	97,353	61,565
	221,509	197,051	159,472
Total liabilities and shareholders' equity	**$ 467,353**	**$ 394,308**	**$ 325,108**

EXHIBIT 3



PRESS RELEASE

Contact: Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

GILDAN CONFIRMS THIRD QUARTER RESULTS

--Announces Plans to Further Improve Manufacturing Cost Structure by Consolidating Fabric Manufacturing Operations--

Montreal, Thursday, August 9, 2001 – Gildan Activewear Inc. (NYSE: GIL; TSE: GIL.A) today released its financial statements for its third quarter ended July 1, 2001. Results for the quarter were as previously forecast in the Company's press release issued on July 26, 2001. The Company also confirmed that there is no change in management's outlook for the fourth quarter of fiscal 2001 or for fiscal 2002, which it had previously communicated in the July 26th release.

In addition, the Company announced plans to further enhance its cost structure by consolidating the operations of new fabric manufacturing facilities which it is currently constructing as part of its overall manufacturing expansion strategy. A conference call to discuss the third quarter results and the manufacturing update is scheduled for today at 10:00 a.m.

Third Quarter and Year-to-date Results

Sales for the third quarter, at $151.8 million, were up 3.4% from $146.8 million in the third quarter last year. Continuing market share gains more than offset the impact of the current economic downturn, which resulted in a significant fall-off in overall industry demand. Net earnings for the third quarter were $16.2 million, or $0.55 per share on a fully diluted basis, compared with $20.6 million, or $0.71 per share last year, before a non-recurring charge in the prior year for early repayment of long-term debt. There was an average of 29.2 million fully diluted shares outstanding in the third quarter of fiscal 2001, compared with an average of 29.1 million shares in the third quarter of fiscal 2000.

The Long Sault, Ontario, yarn-spinning plant was acquired on June 5, 2001 for a capital cost of U.S. $4.4 million. The transition in ownership went smoothly and conversion costs in the first month of operations under Gildan were well below plan.

For the nine-month period ended July 1, 2001, sales were $389.7 million, up 16.1% from $335.6 million in the corresponding period last year. Net earnings for the period were $42.6 million, or $1.45 per share on a fully diluted basis, before a non-recurring charge in the first quarter for closure and relocation of the Company's U.S. distribution center, versus $39.4 million or $1.36 per share last year, before reflecting the one time debt prepayment charge.

Outlook

As previously indicated, fourth quarter net earnings are expected to be approximately $0.25 per fully diluted share, on net sales of approximately $110 million. Accordingly, full year net earnings for fiscal 2001 are expected to be approximately $1.70 per fully diluted share (before a one-time charge reflected in the first quarter for the closure and relocation of Gildan's U.S. distribution centre) on sales of approximately $500 million.

For fiscal 2002, the Company anticipates fully diluted net earnings of $2.15 - $2.25 per share, up approximately 25% - 30% from the fiscal 2001 estimate, on sales of approximately $575 million. As stated in the July 26th press release, the Company is basing its current sales forecast and manufacturing plans for fiscal 2002 on the assumption of flat overall market demand for activewear, compared with fiscal 2001. The forecast increase in sales is expected to be generated as a result of expanding the Company's U.S. distributor network, as well as further penetration in Gildan's newer product lines and continuing market share increases in both Canada and Europe. Any recovery in overall industry demand will represent sales and earnings upside compared with the current forecast for fiscal 2002.

Further Development of Manufacturing Plans

The Company announced that it was ceasing knitting operations in Eden, N.C., on August 9, 2001, in order to consolidate the expansion of its fabric manufacturing operations at its new world-class facility being completed in Honduras, and thereby further improve both manufacturing and transportation costs. In addition, this initiative will also further enhance the Company's flexibility to manage production costs and inventory levels during the current economic downturn.

The consolidation of fabric manufacturing in Honduras is consistent with the Company's objective to reinforce its position as the low-cost producer of activewear by capitalizing on the benefits of recent U.S. international trade legislation. Quotas have now been established under the Trade and Development Act of 2000 which will permit goods spun from U.S. yarn and which are converted into fabric and sewn in Honduras to enter the U.S. duty free. Gildan's fabric manufacturing in Honduras is expected to benefit fully from the permissible quotas for such regional fabrics for the foreseeable future.

As previously indicated, a small one-time charge to provide for the costs of closing the Eden facility has been reflected in the third quarter results. Knitting equipment which has so far been installed in Eden will be relocated to Honduras. Gildan's new purpose-built U.S. distribution centre in Eden is unaffected by the rationalization of fabric manufacturing operations. The new distribution centre has been ramped up successfully during the course of fiscal 2001 and is achieving expected efficiency targets and transportation cost savings, as well as positioning Gildan to service the anticipated growth in its U.S. activewear business in the coming years.

H. Greg Chamandy, Chairman and Chief Executive Officer of Gildan Activewear, commented that "the consolidation of knitting, dyeing, bleaching and finishing operations in Honduras is in line with Gildan's commitment to reinforce constantly our position as the low cost producer in our industry. We believe that our vertically-integrated facility in Honduras will provide the lowest manufacturing costs, on a globally competitive basis, for servicing the activewear market needs of the U.S. market."

As of July 31, 2001, there were 22,095,460 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding, along with 2,067,644 options outstanding.

Gildan Activewear is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar golf shirts and premium quality sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(Unless otherwise indicated, all amounts are expressed in Canadian dollars.)

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

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Gildan Activewear Inc.

Consolidated Statements of Earnings

(In thousands of Canadian dollars, except per share data)

	Three months ended		Nine months ended	
	July 1, 2001 (unaudited)	July 2, 2000 (unaudited)	July 1, 2001 (unaudited)	July 2, 2000 (unaudited)
Sales	$ 151,761	$ 146,785	$ 389,659	$ 335,602
Cost of sales	110,430	104,763	279,259	240,246
Gross margin	41,331	42,022	110,400	95,356
Selling, general and administrative expenses	15,050	13,381	41,345	35,951
Non recurring charges (1)	-	-	2,996	-
EBITDA	26,281	28,641	66,059	59,405
Depreciation and amortization	4,408	2,634	11,966	7,087
Interest expense	3,796	2,553	9,930	7,842
Debt prepayment charge	-	2,345	-	2,345
Earnings before income taxes	18,077	21,109	44,163	42,131
Income taxes	1,897	2,137	4,512	4,342
Net earnings	$ 16,180	$ 18,972	$ 39,651	$ 37,789
Basic EPS (see notes 2, 3)				
Canadian $	$ 0.57	$ 0.74	$ 1.51	$ 1.42
US $ (5)	$ 0.37	$ 0.51	$ 0.99	$ 0.97
Fully diluted EPS (see notes 2, 3, 4)				
Canadian $	$ 0.55	$ 0.71	$ 1.45	$ 1.36
US $ (5)	$ 0.36	$ 0.48	$ 0.95	$ 0.93

(1) The non recurring charge pertains to the closure and relocation of the Company's U.S. distribution centre in the first quarter of fiscal 2001.

(2) Earnings per share exclude the charge in respect of the U.S. distribution centre as well as a debt prepayment charge incurred in the third quarter of fiscal 2000, on an after-tax basis. The following table presents earnings per share on net earnings which include these charges.

Basic EPS:				
Canadian $	$ *0.57*	$ *0.68*	$ *1.41*	$ *1.36*
US $	$ *0.37*	$ *0.46*	$ *0.92*	$ *0.93*
Fully diluted EPS:				
Canadian $	$ *0.55*	$ *0.65*	$ *1.35*	$ *1.31*
US $	$ *0.36*	$ *0.44*	$ *0.88*	$ *0.89*

(3) Earnings per share for the prior year have been restated to reflect the February 22, 2001 2-for-1 stock split.

(4) Prior year data for fully diluted earnings per share have been restated to reflect the adoption of the treasury stock method of calculation, in accordance with the change in Canadian GAAP.

(5) The U.S. dollar earnings per share are based on the Canadian results converted at the average exchange rates for the respective periods on a Canadian GAAP basis.

(6) Certain prior year figures have been reclassified to conform with the basis of presentation adopted in the current year.

Gildan Activewear Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

	Three months ended		Nine months ended	
	July 1, 2001 (unaudited)	July 2, 2000 (unaudited)	July 1, 2001 (unaudited)	July 2, 2000 (unaudited)
Cash and cash equivalents, beginning of period	$ -	$ -	$ 33,492	$ -
Cash flows from operating activities:				
Net earnings	16,180	18,972	39,651	37,789
Adjustments for:				
Depreciation and amortization	4,408	2,634	11,966	7,086
Future income taxes	-	1,532	(900)	1,490
Other	(383)	(142)	442	356
	20,205	22,996	51,159	46,721
Net changes in non-cash working capital balances:				
Accounts receivable	(32,583)	(18,668)	(52,202)	(12,083)
Inventories	(6,922)	14,767	(70,899)	(16,283)
Prepaid expenses and deposits	(664)	(2,129)	(1,503)	(2,826)
Accounts payable and accrued liabilities	9,595	(220)	26,777	(259)
Income taxes payable	4,242	(762)	6,841	(1,071)
	(6,127)	**15,984**	**(39,827)**	**14,199**
Cash flows from financing activities:				
Increase (decrease) in revolving bank loan	24,898	(31,661)	52,998	(10,341)
Increase in senior notes	-	104,839	-	104,839
Repayment of capital leases	(1,353)	(1,238)	(3,953)	(3,578)
(Repayment of) increase in other long-term debt	(608)	(45,506)	1,077	(46,486)
Net proceeds from the issuance of shares	-	903	987	903
(Increase) decrease in deferred charges	-	(1,374)	271	(2,280)
	22,937	**25,963**	**51,380**	**43,057**
Cash flows from investing activities:				
Purchase of fixed assets, net of disposals	(16,626)	(13,118)	(49,076)	(28,697)
(Increase) decrease in other assets	(184)	(58)	4,031	212
	(16,810)	**(13,176)**	**(45,045)**	**(28,485)**
Cash and cash equivalents, end of period	**$ -**	**$ 28,771**	**$ -**	**$ 28,771**

Gildan Activewear Inc.

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	July 1, 2001 (unaudited)	October 1, 2000 (audited)	July 2, 2000 (unaudited)
Current assets:			
Cash and cash equivalents	$ -	$ 33,492	$ 28,771
Accounts receivable	157,206	111,469	119,857
Inventories	192,614	121,715	115,309
Prepaid expenses and deposits	5,519	3,994	4,872
	355,339	270,670	268,809
Fixed assets	149,340	109,710	94,744
Other assets	9,392	13,928	10,613
Total assets	**$ 514,071**	**$ 394,308**	**$ 374,166**
Current liabilities:			
Accounts payable and accrued liabilities	$ 81,519	$ 58,867	$ 57,661
Income taxes payable	11,605	5,299	3,586
Current portion of long-term debt	6,669	7,313	7,263
	99,793	71,479	68,510
Long-term debt:			
Revolving bank loan	52,998	-	-
U.S. senior notes	105,336	104,993	103,796
Capital leases	7,315	10,917	12,358
Other secured debt	5,868	4,302	4,717
Unsecured debt	300	416	416
	171,817	120,628	121,287
Future income taxes	4,772	5,150	5,022
Shareholders' equity:			
Share capital	100,362	99,375	98,487
Contributed surplus	323	323	323
Retained earnings	137,004	97,353	80,537
	237,689	197,051	179,347
Total liabilities and shareholders' equity	**$ 514,071**	**$ 394,308**	**$ 374,166**

EXHIBIT 4


VÊTEMENTS DE SPORT
GILDAN
ACTIVEWEAR

FOR IMMEDIATE RELEASE

Contacts: Laurence G. Sellyn, Executive Vice President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Grace Pollock
The InvestComm Group Inc.
Tel: (514) 284-2122
Email: gpollock@investcommgroup.com

Gildan Activewear Announces Acquisition of Yarn-Spinning Operation

-- Company Plans Further Equipment Modernization in Order to Generate Significant Cost Reductions --

Montreal, June 12, 2001 – Gildan Activewear Inc. (NYSE: GIL; TSE: GIL.A) today announced that it has acquired substantially all of the assets of the Long Sault, Ontario yarn-spinning plant of Cavalier Specialty Yarn Inc., for a purchase price of US$4.4 million. The Long Sault plant, which is located approximately 50 miles from Montreal, is the largest yarn-spinning facility in Canada and employs approximately 170 people.

Initially, the Long Sault plant will provide approximately one-third of Gildan's vertically integrated yarn requirements. Gildan intends to further increase the capacity and cost-efficiency of the facility over the next 24 months at an additional capital cost of US$10 million. The acquisition is expected to be highly accretive to Gildan's earnings after the capital expenditure plan for the facility has been completed.

"Following our planned equipment modernization program, we see the Long Sault plant as a state-of-the-art facility, in keeping with Gildan's commitment to be the low-cost producer at every level of our vertically integrated manufacturing operations," commented H. Greg Chamandy, Chairman and Chief Executive Officer of Gildan Activewear. "At the same time, we are achieving a high level of vertical integration into yarn manufacture without major capital expenditures."

Gildan Activewear is a vertically integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar golf shirts and premium quality sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.

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